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Exhibit 4.4

BFI Canada Ltd. — MD&A for the year ended December 31, 2008

Conversion

        Pursuant to the plan of arrangement, the conversion of the BFI Canada Income Fund (the "Fund") trust structure to a corporation resulted in unitholder's of the Fund receiving one common share of BFI Canada Ltd. (the "Company") for each trust unit held on the effective date of conversion, October 1, 2008. The Class A unit held by IESI Corporation ("IESI") was redeemed by the Fund for ten dollars and the Company issued, and IESI subscribed for, 11,137 special voting shares for aggregate cash consideration of ten dollars. The participating preferred shares ("PPSs") issued by IESI remain outstanding and exchangeable into common shares of the Company on a one for one basis, instead of trust units of the Fund. The consolidated financial statements of the Company have been prepared applying continuity of interests accounting. Accordingly, the comparative figures presented herein are those of the Fund.

Disclaimer

        This document may contain forward-looking information relating to the operations of the Company or to the environment in which it operates, which are based on estimates, forecasts, and projections. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict, or are beyond management's control. A number of factors could cause actual outcomes and results to differ materially from those estimated, forecast or projected. These factors include those set forth in the Company's Annual Information Form ("AIF") for the year ended December 31, 2007 and the Company's Management Information Circular dated August 26, 2008. Consequently, readers should not rely on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Although the forward-looking information contained herein is based on what management believes to be reasonable assumptions, users are cautioned that actual results may differ. Management disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Introduction

        The following is a discussion of the consolidated financial condition and results of operations of the Company for the year ended December 31, 2008 and has been prepared with all available information up to and including February 26, 2009. In accordance with the Canadian Institute of Chartered Accountants ("CICA") Emerging Issues Committee ("EIC") abstract 170, "Conversion of an Unincorporated Entity to an Incorporated Entity", the plan of arrangement, and resulting one for one exchange of the Fund's trust units into common shares of the Company, did not constitute a change of control. Accordingly, the consolidated financial statements of the Company have been prepared applying continuity of interests accounting. For the purpose of Management's Discussion and Analysis ("MD&A"), the term "Company" shall denote the financial position and results of operations for the Company and the Fund, and its respective subsidiaries, for all periods presented herein. All amounts are reported in Canadian dollars, unless otherwise stated. The consolidated financial statements ("financial statements") of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This discussion should be read in conjunction with the financial statements of the Company, including notes thereto, and management's discussion and analysis ("MD&A") for the years ended December 31, 2007 and 2006, which are filed on www.sedar.com.

Corporate Overview

        The Company, through its operating subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste ("waste") collection and disposal services to commercial, industrial, municipal and residential customers in five Canadian provinces and ten states, and the District of Columbia, in the United States ("U.S."). The Company provides service to over 1.8 million customers with vertically integrated collection and disposal assets.

        The Company's Canadian segment operates under the BFI Canada brand and is Canada's second largest full-service waste management company providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec. This segment provides service to

20 Canadian markets and operates five landfills, four transfer collection stations, seven material recovery facilities ("MRFs"), and one landfill gas to energy facility.

        The Company's U.S. south and northeast segments, collectively the U.S. segment or U.S. segments, operate under the IESI brand and provide vertically integrated waste collection and disposal services in two geographic regions: the south, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Mississippi, and Missouri, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, and the District of Columbia. This segment provides service to 40 U.S. markets and operates 17 landfills, 29 transfer collection stations, 11 MRFs, and one transportation operation.

        The Company pays cash dividends to shareholders based on all amounts received by the Company, and IESI, an indirect subsidiary of the Company, pays equivalent dividends to participating preferred shareholders ("non-controlling interest"). Dividends are determined by the Board of Directors from time to time.

        Effective August 18, 2008, the Company announced a reduction in monthly cash dividends to $0.04166 per share, commencing with the dividend payable January 15, 2009 to holders of record on December 31, 2008. Effective September 19, 2008, the Company announced that the Board of Directors approved a special quarterly dividend payable in four equal amounts of $0.125 per share commencing on March 31, 2009.

Highlights — For the year ended December 31, 2008

(all amounts are in thousands of Canadian dollars, except per weighted average share or trust unit, and PPS, unless otherwise stated)

	Year ended December 31
	2008	2007
Operating results
Revenues	$1,117,030	$917,357
Operating expenses	671,996	531,614
Selling, general and administration expenses ("SG&A")	134,835	110,208

Income before the following ("EBITDA(A)")	310,199	275,535
Amortization	178,703	161,006
Interest on long-term debt	53,737	42,964
Financing costs	3,503	7,192
Net gain on sale of capital assets	(920)	(1,434)
Net foreign exchange (gain) loss	(653)	13,671
Net loss on financial instruments	10,660	9,384
Conversion costs	3,347	—
Other expenses	131	48

Income before income taxes and non-controlling interest	61,691	42,704

Net income tax expense	6,060	4,697
Non-controlling interest	9,018	6,320

Net income	$46,613	$31,687

Net income per weighted average share or trust unit, basic & diluted	$0.81	$0.56

	Year ended December 31
	2008	2007
Shares or trust units and PPSs outstanding
Weighted average number of shares or trust units outstanding	57,496	56,564
Weighted average number of PPSs outstanding	11,137	11,239

Weighted average number of shares or trust units and PPSs outstanding	68,633	67,803

Aggregate number of shares or trust units and PPSs outstanding	68,706	68,706

Replacement and growth expenditures
Replacement capital and landfill expenditures ("replacement expenditures") — (see page 12)	$89,509	$93,838
Growth capital and landfill expenditures ("growth expenditures)	58,481	60,031

Total replacement and growth expenditures	$147,990	$153,869

Operating and free cash flow(B)
Cash generated from operating activities	$229,921	$217,415
Free cash flow(B) — (see page 11)	$102,451	$66,468
Free cash flow(B) per weighted average share or trust unit and PPS	$1.49	$0.98
Dividends and distributions
Dividends and distributions declared, per share or trust unit	$98,336	$102,888
Dividends declared, PPSs	19,026	20,438

Total dividends and distributions declared	$117,362	$123,326

Total dividends or distributions declared per weighted average share or trust unit and PPS	$1.71	$1.82

Financial highlights for the year ended December 31, 2008

Year ended December 31
Increase in revenues	$199,673
Percentage increase in revenues	21.8%
Increase in EBITDA(A)	$34,664
Percentage increase in EBITDA(A)	12.6%
Increase in cash generated from operating activities	$12,506
Percentage increase in cash generated from operating activities	5.8%
Increase in free cash flow(B)	$35,983
Percentage increase in free cash flow(B)	54.1%

Other highlights

•
Effective February 12, 2009, the Company announced the issuance of 8,500 common shares for gross proceeds of $80,750. The underwriters have an option to purchase up to an additional 1,275 common shares on the same terms and conditions, which if exercised brings the total gross proceeds to $92,863. The Company intends to repay a portion of its outstanding borrowings on its U.S. long-term debt facility.

•
Effective August 18, 2008, the Company's predecessor reduced its distribution per trust unit from $1.818 to $0.50 per annum commencing with the distribution payable to holders of record on December 31, 2008.

•
Effective September 25, 2008, the Company announced a special quarterly dividend payable in four equal amounts of $0.125 per share commencing on March 31, 2009.

•
Effective October 1, 2008, the Company amended its Canadian and U.S. long-term debt facilities to reflect the change in its organizational structure.

•
Effective July 30, 2008, the Company increased and amended its Canadian long-term debt facility.

•
Effective August 6, 2008, the Company extended and amended its U.S. long-term debt facility.

•
Effective August 1, 2008, the Company fixed the interest rate on U.S. $45,000 of variable rate demand solid waste disposal revenue bonds ("IRBs").

•
For the year ended December 31, 2008, the Company completed eight acquisitions comprised of seven "tuck-in's" and one new market.

Review of Operations — For the year ended December 31, 2008

(all amounts are in thousands of Canadian dollars, except foreign currency exchange rate amounts, unless otherwise stated)

Foreign Currency Exchange Rates

        The Company reports its financial results in Canadian dollars, accordingly, changes in the foreign currency exchange rate between Canada and the U.S. impacts the translated value of the Company's U.S. operating results. U.S. operating results are translated to Canadian dollars using the current rate method of accounting which applies the average foreign currency exchange rate in effect between Canada and the U.S. during the reporting period. U.S. assets and liabilities are translated to Canadian dollars at the foreign currency exchange rate in effect at the consolidated balance sheet date. Translation adjustments are included in other comprehensive income (loss) and are only included in the determination of net income when a reduction in the Company's investment in its foreign operations is realized.

        The U.S. segments' financial position and operating results have been translated to Canadian dollars applying the following foreign currency exchange rates:

	2008			2007
	Current	Average	Cumulative Average	Current	Average	Cumulative Average
March 31	$1.028	$1.004	$1.004	$1.153	$1.172	$1.172
June 30	$1.019	$1.010	$1.007	$1.063	$1.098	$1.135
September 30	$1.060	$1.041	$1.018	$0.996	$1.045	$1.105
December 31	$1.225	$1.212	$1.067	$0.988	$0.982	$1.074

Foreign Currency Exchange Impact on Consolidated Results

        The following table has been prepared to assist readers in assessing the impact of foreign currency exchange on the Company's consolidated results for the year ended December 31, 2008.

	Company results for 2008 less 2007	Impact of foreign currency exchange(1)	Organic growth, acquisitions and other non-operating changes
Financial highlights
Revenues	$199,673	$(4,737)	$204,410
Operating expenses	140,382	(3,019)	143,401
SG&A	24,627	(561)	25,188

Income before the following (EBITDA(A))	34,664	(1,157)	35,821
Amortization	17,697	(784)	18,481
Interest on long-term debt	10,773	(272)	11,045
Financing costs	(3,689)	(15)	(3,674)
Net gain on sale of capital assets	514	2	512
Net foreign exchange (gain) loss	(14,324)	4	(14,328)
Net loss on financial instruments	1,276	(70)	1,346
Conversion costs	3,347	—	3,347
Other expenses	83	(1)	84

Income before income taxes and non-controlling interest	18,987	(21)	19,008

Income tax expense	1,363	(10)	1,373
Non-controlling interest	2,698	—	2,698

Net income	$14,926	$(11)	$14,937

Review of Operations
Revenues — Canada	$54,551	$—	$54,551
Revenues — U.S. south	46,138	(2,354)	48,492
Revenues — U.S. northeast	98,984	(2,383)	101,367

Total revenues	$199,673	$(4,737)	$204,410

Operating expenses — Canada	$33,924	$—	$33,924
Operating expenses — U.S. south	24,031	(1,489)	25,520
Operating expenses — U.S. northeast	82,427	(1,530)	83,957

Total operating costs	$140,382	$(3,019)	$143,401

SG&A — Canada	$7,302	$—	$7,302
SG&A — U.S. south	6,438	(301)	6,739
SG&A — U.S. northeast	11,887	(260)	12,147

Total SG&A	$25,627	$(561)	$26,188

	Company results for 2008 less 2007	Impact of foreign currency exchange(1)	Organic growth, acquisitions and other non-operating changes
Cash generated from operating activities	$12,506	$(953)	$13,459
Free cash flow(B)	$35,983	$(203)	$36,186
Replacement and growth expenditures
Total	$(7,879)	$(669)	$(7,210)
Replacement — Canada	$1,555	$—	$1,555
Replacement — U.S.	$(5,884)	$(431)	$(5,453)
Growth — Canada	$(3,155)	$—	$(3,155)
Growth — U.S.	$(395)	$(238)	$(157)

Note:

(1)
U.S. segment results, stated in U.S. dollars, for the year ended December 31, 2008 multiplied by the difference between the 2008 and 2007 average foreign currency exchange rates.

        The discussions to follow are in addition to the impact of foreign currency exchange fluctuations detailed in the table above.

Revenues

	Year ended December 31
	2008	2007	$ Change
Total	$1,117,030	$917,357	$199,673
Canada	$391,078	$336,527	$54,551
U.S. south	$360,828	$314,690	$46,138
U.S. northeast	$365,124	$266,140	$98,984

        The increase in consolidated revenues is due in part to organic Canadian and U.S. segment growth, approximately $31,200 and $13,800 or 9.7% and 2.4%, respectively. Canadian segment organic growth is the result of volume and pricing growth, 5.3% and 4.0%, respectively, coupled with a marginal increase in revenues from recycled commodity pricing, 0.4%. Organic growth in the Company's U.S. segment is due principally to stronger pricing, 3.3%, partially offset by a decline in volumes, (0.9%). U.S. segment recycling commodity pricing remained unchanged year over year. Organic growth excludes the impact of fuel and environmental surcharges, acquisitions, and foreign currency translation. Acquisitions contributed approximately $137,000 to the change year to year, with the most pronounced contribution coming from the Winters Bros. Waste Systems, Inc. ("Winter Bros.") acquisition. Fuel and environmental surcharges represent the balance of the change.

        The Company's U.S. northeast segment continued to experience the impact of an overall economic slowdown. Falling commodity prices also impacted organic revenue growth, and the impact was most notable in the Company's U.S. northeast segment.

Operating expenses

	Year ended December 31
	2008	2007	$ Change
Total	$671,996	$531,614	$140,382
Canada	$209,229	$175,305	$33,924
U.S. south	$228,354	$204,323	$24,031
U.S. northeast	$234,413	$151,986	$82,427

        Higher total disposal and labour costs, approximately $92,200 and $35,200, respectively, are attributable to higher collected waste volumes in the Company's Canadian segment, and higher costs to service new and existing customers, contracts, and acquisitions. The balance of the change is due principally to higher vehicle operating costs and repairs and maintenance expense due largely to the higher cost of fuel and an increase in the Company's fleet of service vehicles required to service new and acquired customers, and new contracts. The impact of higher fuel costs was most pronounced in the U.S. northeast segment, and more specifically at the Seneca Meadows landfill. The consumption of fuel, coupled with the absorption of fuel price increases charged by third party haulers of waste to the landfill, were absorbed by the Company as result of operating conditions in this market.

SG&A

	Year ended December 31
	2008	2007	$ Change
Total	$134,835	$110,208	$24,627
Canada	$48,806	$41,504	$7,302
U.S. south	$46,181	$40,743	$5,438
U.S. northeast	$39,848	$27,961	$11,887

        Higher total salaries represent approximately $11,600 of the total increase. Acquisition and organic growth are the primary reasons for the increase in total salaries. Compensation expense to retain certain executive employees, recorded in the Company's Canadian segment, totals approximately $1,600. Higher facility and office costs, as a result of acquisition and organic growth, approximately $5,100, and higher professional fees and corporate development costs are the primary reasons for the balance of the change.

Amortization

	Year ended December 31
	2008	2007	$ Change
Total	$178,703	$161,006	$17,697
Canada	$58,536	$57,538	$998
U.S. south	$51,851	$50,561	$1,290
U.S. northeast	$68,316	$52,907	$15,409

        In aggregate, higher intangible and capital asset amortization is due in large part to acquisitions and growth capital expenditures through 2007 and 2008 and represents approximately $8,200 and $15,700 of the increase, respectively. Revisions to cash flow estimates for landfill closure and post-closure costs and lower amortization rates for most Canadian owned landfills due to estimated capacity revisions, is the primary reason for the decline in landfill asset amortization. Lower landfill volumes received by certain landfills operating in the Company's northeast segment coupled with foreign currency translation is the primary reason for the balance of the change.

Interest on long-term debt

	Year ended December 31
	2008	2007	$ Change
Total	$53,737	$42,964	$10,773
Canada	$12,092	$10,567	$1,525
U.S.	$41,645	$32,397	$9,248

        Financing the acquisition of Winter Bros. with long-term debt is the primary reason for the U.S. segment increase. The balance of the U.S. segment change is due to borrowing for growth expenditures, working capital, and acquisition financing, partially offset by a decline in the variable lending rate, and IRB financings completed in 2007. The Canadian segment increase is on account of financing acquisitions, growth, working capital expenditures, and absorbing a larger portion of the Company's dividend paid to its shareholders, partially offset by a decline in variable rate lending.

Financing costs

	Year ended December 31
	2008	2007	$ Change
Total	$3,503	$7,192	$(3,689)
Canada	$1,154	$150	$1,004
U.S.	$2,349	$7,042	$(4,693)

        The Company incurred financing costs in connection with amendments to its U.S. long-term debt facility in both 2007 and 2008. In addition, financing costs were incurred to convert an IRB from a floating to fixed rate facility in 2008 and the Company also incurred financing costs to raise IRBs in the state of Texas in 2007. Amending the Company's Canadian revolving credit agreement was the reason for the Canadian segment financing costs incurred in 2008 and 2007. Financing costs were also incurred in connection the Company's plan of arrangement in both Canada and the U.S.

Net gain on sale of capital assets

	Year ended December 31
	2008	2007	$ Change
Total	$(920)	$(1,434)	$514
Canada	$(739)	$(508)	$(231)
U.S.	$(181)	$(926)	$745

        The disposition of certain equipment in Canada and the U.S. resulted in the net gains on sale.

Net foreign exchange (gain) loss

	Year ended December 31
	2008	2007	$ Change
Total	$(653)	$13,671	$(14,324)
Canada	$(83)	$17,390	$(17,473)
U.S.	$(570)	$(3,719)	$3,149

        Unrealized foreign exchange losses on translation of the Company's U.S. note receivable ("U.S. note") from IESI were recorded in the Company's Canadian segment results for 2007. The U.S. note was cancelled in August 2007 resulting in no comparable gains or losses for the year ended December 31, 2008. Net foreign exchange gains realized by the Company's U.S. segment are principally attributable to gains realized on the settlement of foreign currency hedge agreements through February 2008.

Net loss on financial instruments

	Year ended December 31
	2008	2007	$ Change
Total	$10,660	$9,384	$1,276
Canada	$(149)	$(176)	$27
U.S.	$10,809	$9,560	$1,249

        The Canadian segment gain on financial instruments relates to changes in the fair value of funded landfill post-closure costs.

        In 2008, the U.S. segment loss for year ended is due principally to changes in the fair value of interest rate swaps, approximately $9,100. Changes in the value of foreign currency exchange agreements also contributed to the 2008 losses. Losses on interest swaps, partially offset by gains on foreign currency exchange agreements, are the primary reasons for the net loss on financial instruments in 2007.

Conversion costs

	Year ended December 31
	2008	2007	$ Change
Total	$3,347	$—	$3,347
Canada	$3,347	$—	$3,347
U.S.	$—	$—	$—

        Conversion costs represent professional fees incurred on the Company's conversion from an income trust to a corporation.

Other expenses

	Year ended December 31
	2008	2007	$ Change
Total	$131	$48	$83
Canada	$—	$—	$—
U.S.	$131	$48	$83

        Other expenses are comprised of various management bonus costs related to certain acquisitions.

Income tax expense

	Year ended December 31
	2008	2007	$ Change
Total	$6,060	$4,697	$1,363
Canada	$4,490	$8,091	$(3,601)
U.S.	$1,570	$(3,394)	$4,964

        Current and future income taxes both decreased by approximately $1,800 each for the Company's Canadian segment. Amalgamations which occurred in conjunction with Company's conversion effectively allowed various Canadian operating subsidiaries to immediately utilize available loss carryforwards within the group of companies, which resulted in a corresponding decline in current income tax. In the prior year, the Company recognized future income tax expenses, approximately $5,400, due to the utilization of future income tax assets associated with timing differences between accounting and tax for deferred financing costs and offering expenses. In the current year, the equivalent future income tax expense for these same items was approximately $200, resulting a year over year decline in future income tax expense of approximately $5,200. This future income tax expense decline, was partially offset by the utilization of loss carryforwards in the current year. In the prior year, the Company recognized a future income tax recovery, approximately $1,300, compared to a future income tax expense of approximately $1,700, which as outlined above, is due in large part to amalgamations that occurred in conjunction with the Company's conversion.

        The increase in U.S. segment income tax expense is due almost entirely to an increase in future income tax expense, approximately $4,900. The increase in future income tax expense is due largely to recoveries recognized in the prior year, approximately $4,500 (current year $nil), comprised principally of movements in capital assets and deferred financing costs.

Non-controlling interest

        The non-controlling interest's share of net income amounts to $9,018 (2007 — $6,320) for the year ended December 31, 2008. Non-controlling interest, recorded on the Company's consolidated balance sheet, represents the initial value of issued PPSs, net of exchanges and cancellations since issuance, plus or minus the non-controlling interest's share of net income or loss, transition adjustments, and dividends declared.

Financial highlights — For the three months ended December 31, 2008
(all amounts are in thousands of Canadian dollars)

	Three months ended December 31
	2008				2007
	Canada	U.S. south	U.S. northeast	Total	Canada	U.S. south	U.S. northeast	Total
Revenues	$99,557	$101,394	$97,923	$298,874	$89,418	$77,479	$84,132	$251,029
Operating expenses	51,833	62,189	64,449	178,471	46,562	51,805	52,989	151,356
SG&A	13,308	13,161	10,782	37,251	11,888	9,783	8,641	30,312

Income before the following	34,416	26,044	22,692	83,152	30,968	15,891	22,502	69,361
Amortization				41,988				40,226
Interest on long-term debt				13,939				13,824
Financing costs				311				—
Net gain on sale of capital assets				(562)				(91)
Net foreign exchange gain				(25)				(1,131)
Net loss on derivative financial instruments				6,970				7,666
Conversion costs				1,090				—
Other expenses				41				43

Income before income taxes and non-controlling interest				19,400				8,824
Income tax expense				6,499				2,950
Non-controlling interest				2,092				952

Net income				$10,809				$4,922

Review of Operations — For the three months ended December 31, 2008

Revenues

        The increase in consolidated revenues is due in part to organic Canadian segment growth, approximately $5,100 or 5.9%. Canadian segment organic growth is the result of volume and pricing growth, 2.5% and 4.0%, respectively, partially offset by a decline in commodity recycling pricing, 0.6%. Organically, the Company's U.S. segment declined approximately ($7,300) or (4.0%) period over period. The decline is due in large part to a decline in volumes, (4.6%), coupled with a decline in commodity recycling pricing, (1.4%). These declines were partially offset by stronger pricing in the quarter which increased 2.0%. Translating the Company's U.S. segment results to Canadian dollars represents approximately $39,800 of the increase while acquisitions contributed approximately $10,600 to the change. Fuel and environmental surcharges account for the balance of the comparative increase.

        The Company's U.S. northeast segment continued to experience the impact of an overall economic slowdown. Falling commodity prices also impacted organic revenue growth, and the impact was most notable in the Company's U.S. northeast segment.

Operating expenses

        Translating the Company's U.S. segment operating expenses to Canadian dollars is the largest contributor to the increase, approximately $25,400. The balance of the change is due principally to higher total disposal and labour costs incurred in the Company's Canadian segment to service higher volumes. Higher Canadian segment expenses were partially offset by a decline in U.S. segment costs due in part to lower safety and insurance expenses and lower collected volumes.

SG&A

        Translating the Company's U.S. segment SG&A expenses to Canadian dollars is the largest contributor to the increase, approximately $4,700. Compensation expense to retain certain executive employees, recorded in the Company's Canadian segment, totals approximately $600. Higher facility and office costs, as a result of acquisition and organic growth, and higher professional fees and corporate development costs are the primary reasons for the balance of the change.

Amortization

        Excluding the impact of foreign currency exchange, approximately $6,900, amortization expense declined period over period, approximately $5,200. Lower landfill asset amortization is the primary reason for the decline, approximately $5,400, and is due primarily to higher downward cash flow revisions in estimated landfill closure and post-closure costs and lower amortization rates for most Canadian owned landfills due to estimated capacity revisions. Lower landfill volumes received by certain landfills operating in the Company's northeast segment also contributed to the decline in landfill asset amortization.

        Explanations of quarterly changes for the following: interest on long-term debt, financing costs, net gain on sale of capital assets, net foreign exchange gain, net loss on derivative financial instruments, conversion costs, other expenses, income tax expense, and non-controlling interest, are consistent with those outlined in the Review of Operations — For the year ended December 31, 2008 section of this MD&A.

Other Performance Measures — For the year ended December 31, 2008
(all amounts are in thousands of Canadian dollars, except per share or trust unit and PPS amounts)

Free cash flow(B)

Purpose and objective

        The purpose of presenting this non-GAAP measure is to align the Company's disclosure with disclosures presented by other U.S. based companies in the waste industry. Investors and analysts use this calculation as a measure of a company's valuation and liquidity. Management uses this non-GAAP measure to assess its performance relative to other U.S. based companies, to assess its primary sources and uses of cash flow and to assess its ability to sustain its dividend policy.

Free cash flow(B) — cash flow approach

	Year ended December 31
	2008	2007	Change
Cash generated from operating activities (per statement of cash flows)	$229,921	$217,415	$12,506
Operating
Changes in non-cash working capital items	16,113	(6,177)	22,290
Capital and landfill asset purchases	(147,990)	(155,869)	7,879
Other expenses	131	48	83
Financing
Share or trust unit based compensation	(675)	—	(675)
Financing and deferred costs (net of non-cash portion)	2,257	7,063	(4,806)
Conversion costs	3,347	—	3,347
Net realized foreign exchange (gain) loss	(653)	3,988	(4,641)

Free cash flow(B)	$102,451	$66,468	$35,983

        The increase in free cash flow(B), applying the cash flow approach, is due largely to higher amounts of cash generated from operating activities (see the Liquidity and Capital Resources — Cash flows section of this MD&A) and higher working capital uses (see the Financial Condition — Working capital deficit section of this MD&A), coupled with lower capital and landfill asset purchases due to less net new business growth in the U.S.

Free cash flow(B) — EBITDA(A) approach

        The Board of Directors and management of the Company typically calculate free cash flow(B) using an operations approach. Management views EBITDA(A) as a proxy for cash derived from operations.

	Year ended December 31
	2008	2007	Change
EBITDA(A)	$310,199	$275,535	$34,664

Capital and landfill asset purchases	(147,990)	(155,869)	7,879
Landfill closure and post-closure expenditures	(2,158)	(4,541)	2,383
Landfill closure and post-closure cost accretion expense	3,212	3,086	126
Interest on long-term debt	(53,737)	(42,964)	(10,773)
Current income tax expense	(7,075)	(8,779)	1,704

Free cash flow(B)	$102,451	$66,468	$35,983

        The increase in free cash flow(B), applying the EBITDA(A) approach, is due largely to higher EBITDA(A) contributions, due principally from acquisition and organic growth. Higher interest expense on long-term debt (see the Review of Operations — Interest on long-term debt section of this MD&A) was partially offset by lower capital and landfill asset purchases (see Financial Condition — Capital assets and Landfill assets sections of this MD&A) and lower landfill closure and post-closure expenditures. Lower landfill closure and post-closure expenditures were due in part to lower remediation expenditures at the Company's Seneca Meadows landfill, coupled with variations in the timing of spending in both Canada and the U.S.

Capital and landfill purchases

        Capital and landfill purchases characterized as replacement and growth are as follows:

	Year ended December 31
	2008	2007	Change
Replacement	$89,509	$93,838	$(4,329)
Growth	$58,481	$62,031	$(3,550)

Total	$147,990	$155,869	$(7,879)

Capital and landfill purchases — replacement

        Capital and landfill purchases characterized as "replacement expenditures", represent the outlay of monies to sustain current cash flows and are funded from free cash flow(B). Replacement expenditures may include some or all of the following: the replacement of existing capital assets, including vehicles, equipment, containers, compactors, furniture, fixtures and computer equipment. Replacement expenditures also include all landfill construction spending for the Company's operating landfills, which is principally comprised of cell construction.

        The comparative decline in replacement expenditures is due largely to a decline in capital assets purchased in the U.S. Lower volumes are the primary reason for the contraction in replacement expenditures.

Capital and landfill purchases — growth

        Capital and landfill purchases characterized as "growth expenditures", represent the outlay of monies to generate new or future cash flows and are generally funded from free cash flow(B). Growth expenditures may include some or all of the following: vehicles, equipment, containers, compactors, furniture, fixtures and computer equipment to support new contract wins and organic business growth. In addition, landfill expenditures for new or expansion permits, and initial construction expenditures for a new landfill, are also characterized as growth expenditures.

        The comparative decline in growth expenditures is due largely to a decline in capital assets purchased in Canada. Contract wins which commenced in 2007 exceeded those commencing in 2008 and is the primary reason for the comparative decline in Canada.

        Readers are reminded that revenue, EBITDA(A), and cash flow contributions derived from vehicles, equipment and container growth expenditures will materialize over the assets useful life. The typical pay back period benchmark is three to five years.

        Had the Company continued to calculate maintenance and growth expenditures in the same manner as the Fund, maintenance and growth expenditures would have been as follows:

	December 31
	2008	2007	Change
Total	$159,182	$153,485	$5,697

Maintenance:
Canada	$20,812	$19,931	$881
U.S.	40,353	36,532	3,821

Total maintenance	$61,165	$56,463	$4,702

Growth:
Canada	$34,601	$25,467	$9,134
U.S.	63,416	71,555	(8,139)

Total growth	$98,017	$97,022	$995

Dividends and Distributions

(all amounts are in thousands of Canadian dollars, except per share or trust unit and PPS amounts)

2008

        The Company's predecessor declared distributions to unitholders of record for the period from January to September 2008. Distributions and dividends declared per trust unit and PPS for this period totaled $93,681, and represented a monthly payout of $0.1515 per trust unit and PPS. Dividends declared per share and PPS for the period October to December 2008 totaled $23,681. Dividends declared for the month of October and November totaled $20,818 and represented a monthly dividend of $0.1515 per share and PPS. Dividends declared in the month of December 2008 totaled $2,863 and represented a monthly dividend of $0.04166 per share and PPS.

2009

        In conjunction with the Company's conversion from an income trust to a corporation, the Company's expected record and payment dates for its regular dividends in 2009 are as follows:

Expected regular dividend schedule (payable quarterly)

Record date	Payment date	Dividend amounts per share and PPS
March 31, 2009	April 15, 2009	$0.125
June 30, 2009	July 15, 2009	0.125
September 30, 2009	October 15, 2009	0.125
December 31, 2009	January 15, 2010	0.125

Total		$0.500

        In conjunction with the Company's conversion from an income trust to a corporation, the Company's expected record and payment dates for its special dividends, payable only in 2009, are as follows:

Expected special dividend schedule (payable quarterly)

Record date	Payment date	Dividend amounts per share and PPS
March 31, 2009	April 15, 2009	$0.125
June 30, 2009	July 15, 2009	0.125
September 30, 2009	October 15, 2009	0.125
December 17, 2009	December 31, 2009	0.125

Total		$0.500

2007

        The Company declared distributions to dividends declared per trust unit and PPS for the year totaled $123,326 and represented a monthly payout of $0.1515 per trust unit and PPS.

Selected Annual Information

(all amounts are in thousands of Canadian dollars, except per trust unit, PPS, and subscription receipt amounts)

	Year ended December 31
	2008	2007	2006	2005
Revenues	$1,117,030	$917,357	$771,819	$677,424
Net income	$46,613	$31,687	$32,743	$10,643
Net income per share or trust unit, basic and diluted	$0.81	$0.56	$0.61	$0.22
Total assets	$2,341,043	$1,971,212	$1,766,660	$1,717,742
Total long-term liabilities	$1,172,905	$920,640	$634,470	$498,261
Dividends and distributions declared, per weighted average share, trust unit, subscription receipt, and PPS	$1.71	$1.82	$1.75	$1.64

Revenues

2005-2006

        The increase in revenues is due in part to solid organic Canadian and U.S. segment growth of approximately $31,300 and $46,000 or 12.9% and 10.7%, respectively. Strategic Canadian and U.S. "tuck-in" acquisitions also contributed to the total increase.

2006-2007

        The increase in revenues is due in part to organic Canadian and U.S. segment growth, approximately $35,000 and $35,600 or 12.6% and 7.5%, respectively. Revenue growth attributable to acquisitions and fuel and environmental surcharges accounts for the balance of the increase.

2007-2008

        The increase in revenues is detailed in the Review of Operations — Revenues section of this MD&A.

Net income

        Included in net income are some or all of the following: amortization, interest on long-term debt, financing costs, net (gain) loss on sale of capital and/or capital and landfill assets, net foreign exchange (gain) loss, net loss

(gain) on financial instruments and/or derivative financial instruments, write-off of deferred financing costs, conversion costs, other expenses, income taxes, and non-controlling interest.

2005-2006

        The increase, approximately $22,100, is due largely to an increase in revenues which translated to EBITDA(A) growth, approximately $29,900. In addition, a decline in 2006 financing costs, net of the related tax effect, approximately $22,800 versus the comparative year also contributed to the increase in net income. The foregoing was partially offset by higher amortization and interest expense, due in part to the consolidation of IESI for a period of 344 days in 2005 compared to 365 in 2006, and a larger business base due to organic and acquisition growth, approximately $9,200. The balance of the change is due to higher future income tax expense, excluding recoveries recognized on financing costs, approximately $17,100, and higher non-controlling interest participation in net income, approximately $4,100. Higher future income tax expense is due largely to strong financial results which eroded tax losses available to shelter taxable income and results in a decline in future income tax assets.

2006-2007

        The decrease, approximately $1,100, is due to various expenses exceeding EBITDA(A) growth. Higher amortization expense, approximately $12,900, and higher interest on long-term debt, approximately $8,700, is due largely to acquisitions and growth expenditures for capital and landfill assets. Higher interest on long-term debt, was partially offset by lower borrowing costs due to the application of net proceeds from issued equity offsetting U.S. revolving credit facility advances and new IRB financings. Higher financing costs, approximately $7,100, were incurred to amend the Company's U.S. and Canadian revolving credit facilities and to raise IRBs in the state of Texas. No significant amendments or financing activities occurred in 2006. Higher losses on financial instruments and foreign exchange losses, approximately $6,000 and $16,200, respectively, were due in large part to the prospective adoption of accounting guidance for financial instruments, resulting in the recognition and measurement of fair value changes in certain financial assets and liabilities, coupled with the recognition of unrealized and realized foreign exchange losses on the translation of the Company's U.S. note due from IESI. These higher expenses, were partially offset by an increase in revenues, due to organic and acquisition growth, which translated to an approximately $39,600 increase in EBITDA(A).

2007-2008

        The increase in net income is detailed in the Review of Operations section of this MD&A.

Total assets

2005-2006

        The increase in total assets is approximately $48,900. The increase is due largely to a rise in goodwill, approximately $14,700, attributable to acquisitions completed in 2006 net of foreign currency exchange fluctuations. The increase in capital assets, approximately $29,900 is attributable to completed acquisitions coupled with an increase in purchases to accommodate growth, net of amortization and foreign currency fluctuations. Lower landfill asset balances, approximately $8,900, are due principally to amortization and foreign currency fluctuations.

        Intangible assets also declined, approximately $7,300, due to amortization outpacing acquired intangibles and foreign currency fluctuations. The approximately $4,900 decline in cash and cash equivalents is due largely to the timing of cash receipts and payments, partially offset by higher restricted cash balances. An approximately $6,600 increase in amounts due from non-controlling interest represented amounts due from various IESI selling shareholders in satisfaction of various representations and warranties agreed to on the Company's acquisition of IESI. Accounts receivable increased approximately $20,500 due to the timing of collections and acquisitions.

2006-2007

        The increase in total assets is approximately $204,600. The increase is due largely to a rise in goodwill and intangibles, approximately $135,200 and $67,500, respectively, and is attributable to acquisitions completed in the current year net of amortization and foreign currency exchange fluctuations. The increase in capital assets, approximately $82,500, was offset by a like decline in landfill assets, approximately $85,600. Higher capital asset balances are due principally to completed acquisitions coupled with higher purchases to accommodate growth, net of amortization and foreign currency fluctuations. Lower landfill asset balances are due principally to amortization and foreign currency fluctuations.

        Other notables include, an approximately $6,600 decline in amounts due from non-controlling interests, the balance of which was repaid on the cancellation of PPS's, and an approximately $7,000 decline in deferred financing costs which were written-off on the adoption of the CICA's guidance on financial instruments. Increases in cash and cash equivalents, accounts receivable and prepaid expenses, approximately $4,100, $13,500 and $3,300, respectively, contributed to the increase in total assets. Acquisitions coupled with the timing of cash receipts, payments and collections are the primary reasons for the increase in the aforementioned assets.

2007-2008

        The increase in total assets is approximately $369,800. The increase is due almost entirely to foreign currency fluctuations which represent approximately $351,200 of the comparative change. Acquisitions are the primary reason for the balance of the change.

Total long-term liabilities

2005-2006

        Of the $136,200 increase in long-term liabilities, approximately $77,100 is in respect of U.S. segment acquisition and growth spending. In addition, approximately $44,000 is due to the Company's renegotiation of its Canadian revolving credit facility, which resulted in the reclassification of $29,500 previously recorded in current liabilities to long-term liabilities, and to acquisition and growth spending. The balance of the increase is due largely to an approximately $8,100 increase in closure and post-closure cost accruals, primarily on account of provisions for landfill closure and post-closure costs, and an approximately $5,200 increase in future income tax liabilities, due in large part to an approximately $4,300 valuation allowance established on certain U.S. loss carryforwards in 2006.

2006-2007

        Total long-term liabilities increased by approximately $286,200. An increase of $258,500 in long-term debt, due in large part to the acquisition of Winters Bros. and growth expenditures, was partially offset by the application of net proceeds from the Company's equity offering against long-term debt borrowings. Future income tax liabilities increased by approximately $25,700, due in large part to the acquisition of Winters Bros.

2007-2008

        Total long-term liabilities increased by approximately $252,300. An increase in long-term debt of approximately $220,800 is the primary reason for the change. The change includes approximately $154,300 of foreign currency exchange adjustments, and approximately $81,500 of additional borrowings in Canada. The increase in Canadian borrowing is due to a combination of acquisitions, additional investment in IESI, and the Canadian segment bearing a higher proportional share of the Company's distribution and dividend payments in 2008.

Summary of Quarterly Results

(all amounts are in thousands of Canadian dollars, except per share or trust unit amounts)

2008	Q4	Q3	Q2	Q1	Total
Revenues
Canada	$99,557	$104,999	$100,754	$85,768	$391,078
U.S. south	101,394	91,384	88,234	79,816	360,828
U.S. northeast	97,923	97,164	91,274	78,763	365,124

Total revenues	$298,874	$293,547	$280,262	$244,347	$1,117,030

Net income	$10,809	$11,979	$15,049	$8,776	$46,613

Net income per weighted average share or trust unit, basic and diluted	$0.19	$0.21	$0.26	$0.15	$0.81

2007	Q4	Q3	Q2	Q1	Total
Revenues
Canada	$89,418	$87,735	$86,019	$73,355	$336,527
U.S. south	77,479	82,278	80,398	74,535	314,690
U.S. northeast	84,132	68,500	59,098	54,410	266,140

Total revenues	$251,029	$238,513	$225,515	$202,300	$917,357

Net income	$4,922	$10,540	$5,860	$10,365	$31,687

Net income per weighted average trust unit, basic and diluted	$0.09	$0.18	$0.10	$0.19	$0.56

2006	Q4	Q3	Q2	Q1	Total
Revenues
Canada	$74,943	$76,891	$72,329	$64,477	$288,640
U.S. south	70,097	67,183	66,021	63,820	267,121
U.S. northeast	55,279	55,907	54,305	50,567	216,058

Total revenues	$200,319	$199,981	$192,655	$178,864	$771,819

Net income	$10,168	$10,457	$7,190	$4,928	$32,743

Net income per weighted average trust unit, basic and diluted	$0.19	$0.20	$0.13	$0.09	$0.61

Total approximate quarterly revenue growth from Q1 2006 to Q4 2008

Revenues — Q1 2006	$178,900

Revenue growth additions:
Acquisitions completed from 2006 to 2008	68,900
Net price, volume, and fuel and environmental surcharge growth, net of foreign currency translation	51,100

Revenues — Q4 2008	$298,900

Financial Condition

(all amounts are in thousands of Canadian dollars, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada — December 31, 2008	U.S. — December 31, 2008	Consolidated — December 31, 2008	Canada — December 31, 2007	U.S. — December 31, 2007	Consolidated — December 31, 2007
Accounts receivable	$55,551	$76,421	$131,972	$51,897	$63,954	$115,851
Intangibles	$26,986	$119,841	$146,827	$33,736	$110,950	$144,686
Goodwill	$61,629	$694,968	$756,597	$61,461	$555,073	$616,534
Deferred costs	$4,702	$5,816	$10,518	$3,502	$3,804	$7,306
Capital assets	$163,517	$336,884	$500,401	$144,681	$260,219	$404,900
Landfill assets	$185,305	$562,456	$747,761	$194,039	$450,672	$644,711
Working capital deficit — (current assets less current liabilities)	$(32,310)	$(4,399)	$(36,709)	$(3,423)	$(21,921)	$(25,344)

Accounts receivable

$ Change — Consolidated December 31, 2008 versus December 31, 2007	$16,121
$ Change — Canada — December 31, 2008 versus December 31, 2007	$3,654
$ Change — U.S. — December 31, 2008 versus December 31, 2007	$12,467

        Acquisitions completed in 2008 contributed approximately $2,300 to the comparative increase in Canadian segment accounts receivable. The balance of the change is due to organic growth.

        Foreign currency translation had the most pronounced impact on U.S. segment accounts receivable, approximately $14,900. Excluding the impact of foreign currency translation, the U.S. segment allowance for doubtful accounts increased approximately $1,400 and was partially offset by accounts receivable recognized on acquisitions throughout the year, approximately $1,300. The balance of the change is due to the overall economic slowdown and its impact on operating results and accounts receivable.

Intangibles

$ Change — Consolidated December 31, 2008 versus December 31, 2007	$2,141
$ Change — Canada — December 31, 2008 versus December 31, 2007	$(6,750)
$ Change — U.S. — December 31, 2008 versus December 31, 2007	$8,891

        Amortization, approximately $13,400, was partially offset by intangibles recognized on acquisitions, approximately $6,600, for the Company's Canadian segment.

        Foreign currency translation represents approximately $24,500 of the comparative change for the Company's U.S. segment, which was largely offset by amortization, approximately $20,200. Fair value adjustments to preliminary purchase price allocations recorded in prior periods together with current period acquisitions represents approximately $4,600 of the year over year increase.

Goodwill

$ Change — Consolidated December 31, 2008 versus December 31, 2007	$140,063
$ Change — Canada — December 31, 2008 versus December 31, 2007	$168
$ Change — U.S. — December 31, 2008 versus December 31, 2007	$139,895

        Goodwill recognized on acquisitions completed in the year represents the entire Canadian segment change.

        Foreign currency translation, approximately $134,400, is the primary reason for the U.S. segment increase. Goodwill recognized on U.S. segment acquisitions completed in the year totals approximately $8,000, while fair value adjustments to preliminary purchase price allocations recorded in prior periods and recognized goodwill attributable to contingent landfill payments amounted to approximately ($600).

Deferred costs

$ Change — Consolidated December 31, 2008 versus December 31, 2007	$3,212
$ Change — Canada — December 31, 2008 versus December 31, 2007	$1,200
$ Change — U.S. — December 31, 2008 versus December 31, 2007	$2,012

        The increase in Canadian segment deferred costs is due entirely to landfill development initiatives.

        Foreign currency translation, approximately $1,200, is the primary reason for the increase in U.S. segment deferred costs. Corporate development activities, approximately $800, represent the balance of the increase.

Capital assets

$ Change — Consolidated December 31, 2008 versus December 31, 2007	$95,501
$ Change — Canada — December 31, 2008 versus December 31, 2007	$18,836
$ Change — U.S. — December 31, 2008 versus December 31, 2007	$76,665

        The increase in Canadian segment capital assets is primarily attributable to vehicle, equipment, and container purchases, totaling approximately $33,400 and working capital adjustments, representing additions which remain unpaid, approximately $3,700. Capital asset additions were incurred in respect of new contract wins, organic growth, and capital asset replacement. Acquisitions contributed approximately $7,600 to the Canadian segment increase, while amortization, approximately $25,600, partially offset the sum of the foregoing.

        The increase in U.S. segment capital assets is a function of the following: foreign currency translation, approximately $65,000, capital asset purchases, approximately $54,200, working capital adjustments, approximately $500, capital assets acquired through acquisition, approximately $8,000, and fair value adjustments to preliminary purchase price allocations recorded in the prior year, approximately $6,400. Capital asset purchases are principally comprised of vehicle, equipment and container purchases in support of new contract wins, organic growth, and capital asset replacement. These increases were partially offset by amortization, approximately $56,400. The balance of the U.S. segment change is due to the sale of various capital assets.

Landfill assets

$ Change — Consolidated December 31, 2008 versus December 31, 2007	$103,050
$ Change — Canada — December 31, 2008 versus December 31, 2007	$(8,734)
$ Change — U.S. — December 31, 2008 versus December 31, 2007	$111,784

        Amortization, including the amortization of capitalized landfill asset closure and post-closure costs, approximately $19,600, coupled with working capital adjustments, approximately $2,700, is the primary reason for the Canadian segment decline in landfill assets. Amortization and working capital adjustments were partially offset by additions, approximately $12,000, and capitalized landfill closure and post-closure costs, a non-cash item, approximately $1,600. Landfill construction efforts were principally carried out at the Company's Lachenaie landfill during the year.

        Foreign currency translation, approximately $108,400, coupled with additions, approximately $48,400, is the primary reason for the U.S. segment increase. Amortization, approximately $43,500, and net cash flow revisions in estimated landfill closure and post-closure costs, approximately $1,500, partially offset the aforementioned increases. Landfill construction at the Fund's Seneca Meadows site is the largest contributor to landfill asset additions during the year.

Working capital deficit

$ Change — Consolidated December 31, 2008 versus December 31, 2007	$(11,365)
$ Change — Canada — December 31, 2008 versus December 31, 2007	$(28,887)
$ Change — U.S. — December 31, 2008 versus December 31, 2007	$17,522

        The classification of Canadian senior secured series A debentures, $47,000, from long-term to current is the primary reason for the weakening Canadian segment working capital position. This change was partially offset by an increase in cash and cash equivalents, accounts receivable, prepaid expenses, approximately $1,600, $3,700, and $5,500, respectively, and a decline in accounts and dividends payable, approximately $1,500, and $6,300, respectively, all of which strengthened the Canadian segments working capital position. The increase in cash and cash equivalents is due to the timing of debt repayment and holding more cash to satisfy immediate working capital demands. Changes in accounts receivable are outlined above, while the increase in prepaid expenses is due largely to containers purchased on account of a city in the province of Quebec, prepaid disposal acquired through an acquisition, and prepaid interest on long-term debt, which collectively increased $3,700 year over year. The decline in accounts payable is due in large part to the timing of capital and landfill expenditures.

        At December 31, 2007, the Company had accrued amounts payable to the original seller of the Seneca Meadows landfill totaling approximately U.S. $15,000. Payment of this amount in the current period is the primary cause of the strengthening U.S. segment working capital position as the payment was financed with long-term debt. The balance of the change is principally attributable to a decline in accounts payable, due primarily to the timing of payment for capital and landfill asset purchases, partially offset by a decline in accounts receivable, which is outlined above.

Disclosure of outstanding share capital

	December 31, 2008
	Shares	$
Common shares	57,569	1,006,772
Special shares	11,137	—
Restricted shares	(210)	(3,985)

Total contributed equity	68,496	1,002,787

Shareholders' equity

        The Company is authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

        On October 1, 2008, pursuant to the plan of arrangement, the Company issued 57,569 common shares. Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when declared by the Board of Directors. Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

        On October 1, 2008, pursuant to the plan of arrangement, the Company issued 11,137 special shares to IESI for the benefit of each participating preferred shareholder. Special shareholders are entitled to one vote for each special share held. The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up. The number of special shares outstanding is equivalent to the exchange rights granted to holders of the PPSs. Participating preferred shareholders have the right to exchange one PPS for one common share of the Company. For each PPS exchanged the same number of special shares is automatically cancelled.

Preferred Shares

        On October 1, 2008, pursuant to the plan of arrangement, the Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2008, no preferred shares are issued. Each series of preferred shares shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to issuance. Preferred shareholders are not entitled to vote, but take preference over the common shareholders rights in the remaining property and assets of the Company in the event of dissolution or wind-up.

Non-controlling interest

        As of February 26, 2009, 10,879 PPSs have been converted into shares of the Company since issuance on January 21, 2005. Each holder of a PPS receives dividends equivalent to those received by holders of the Company's common shares. Assuming exchange of all special shares, for common shares of the Company, 68,706 equivalent common shares would be outstanding at December 31, 2008.

Liquidity and Capital Resources
(all amounts are in thousands of Canadian dollars, except per tonne amounts, unless otherwise stated)

Contractual obligations	December 31, 2008
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$1,069,798	$47,000	$153,500	$683,940	$185,358
Landfill closure and post-closure costs, undiscounted	478,768	8,829	15,488	22,415	432,036
Operating leases	41,952	7,105	9,929	7,752	17,166
Other long-term obligations(2)	21,000	—	—	—	21,000

Total contractual obligations	$1,611,518	$62,934	$178,917	$714,107	$655,560

Notes:

(2)
Other long-term obligations include the following: payments on account of a license agreement to use the trade name "BFI" and the related logo for the period from June 30, 2015 to June 30, 2034. Contingent consideration in respect of certain acquisitions is not included in the table above.

Long-term debt

        Summarized details of the Company's long-term debt facilities are as follows:

	Available lending	Facility drawn at December 31, 2008	Letters of credit (not reported as long-term debt on the Consolidated Balance Sheets)	Current available capacity
Canadian long-term debt facilities — stated in Canadian dollars
Senior secured debentures, series A	$47,000	$47,000	$—	$—
Senior secured debentures, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$305,000	$153,500	$24,916	$126,584
U.S. long-term debt facilities — stated in U.S. dollars
Term loan	$195,000	$195,000	$—	$—
Revolving credit facility	$588,500	$363,500	$128,735	$96,265
IRBs	$104,000	$104,000	$—	$—

  Senior secured debentures, series A

        The Company plans to draw on its Canadian revolving credit facility to repay its senior secured series A debentures which mature on June 26, 2009.

  Canadian revolving credit facility

        Effective October 1, 2008, the Company entered into a Fourth Amending Agreement to its Fourth Amended and Restated Credit Agreement. The amending agreement simply recognizes the structural change from an income trust to a corporation and had no impact on committed amounts, maturity dates or pricing.

        Effective July 30, 2008, the Fund entered into a Third Amending Agreement to its Fourth Amended and Restated Credit Agreement. The Third Amending Agreement increased the Canadian revolving credit facility commitment from $150,000 to $305,000 and decreased the accordion feature from $50,000 to $45,000. In addition, the Third Amending Agreement increases the pricing grid by one quarter of one percent and modifies one financial covenant. All other significant terms remain unchanged.

  U.S. term loan and revolving credit facility

        Effective October 1, 2008, the Company entered into a Sixth Amending Agreement to its Amended and Restated Revolving Credit and Term Loan Agreement. The amending agreement simply recognizes the structural change from an income trust to a corporation and had no impact on committed amounts, maturity dates or pricing.

        Effective August 6, 2008, the Company entered into a Fifth Amendment to its Amended and Restated Revolving Credit and Term Loan Agreement. The Fifth Amendment extends the maturity of the U.S. revolving credit facility to January 21, 2012, increases the U.S. revolving credit facility commitment to U.S. $588,500 from U.S. $575,000, and decreases the accordion feature from U.S. $50,000 to U.S. $36,500. In addition, the Fifth Amendment increases the applicable margin on the pricing grid by one quarter of one percent throughout. All other significant terms remain unchanged.

        The Company's U.S. term loan and revolving credit facility restricts total annualized capital and landfill expenditures, less expenditures for new municipal contracts, to 1.1 times annual capital and landfill asset amortization. If opportunities arise that require growth capital expenditures that are in excess of the restrictive covenant, the Company would seek a waiver of this covenant. Failure to receive the waiver could accelerate the repayment of the relevant indebtedness or result in the postponement of growth capital expenditures. If the repayment of the facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay this facility in full.

  IRBs

        Effective August 1, 2008, the Company remarketed $45,000 of IRBs. The amended and restated IRBs, which originally bore interest at LIBOR less an applicable discount, bear interest at 6.625% for a term of 5 years. In conjunction with the remarketing, Standard & Poor's re-affirmed IESI's BB long term corporate rating, with an outlook of stable, and issued a new B+ rating on the remarketed IRBs.

  Long-term debt to EBITDA(A)

        At December 31, 2008, the Company is not in default of its long-term debt facility covenants. On a consolidated basis, the Company's long-term debt, including the current portion, to last twelve months EBITDA(A) ratio is 3.45 times. However, the Company's long-term debt to EBITDA(A) covenant obligations are not subject to foreign currency exchange fluctuations. Accordingly, holding the foreign currency rate between Canada and the U.S. at parity, results in a long-term debt to EBITDA(A) ratio of 3.08 times. Readers are reminded that contributions to EBITDA(A) from acquisitions completed within the last twelve months are not included in the foregoing ratio and that the Company has two revolving credit facilities to support its Canadian and U.S. segment operations which require financial covenant tests to be prepared independently.

        Management of the Company actively reviews its financing alternatives.

  Funded debt to EBITDA(A)

        Long-term debt to EBITDA(A) for Canada and the U.S., at December 31, 2008, and as defined and calculated in accordance with the underlying Canadian and U.S. long-term debt facility covenants, are as follows:

	Canada	U.S.
Funded debt to EBITDA(A)	2.10	3.93
Funded debt to EBITDA(A) maximum(3)(4)	2.75	4.25

Notes:

(3)
The U.S. long-term debt facility funded debt to EBITDA(A) covenant declines to a maximum of 4.0 on March 31, 2009. Concurrently, the long-term debt facility will preclude the U.S. corporation from paying dividends should the funded debt to EBITDA(A) ratio exceed 3.9 (currently 4.15). The Company expects to fund all, or a significant portion of, its 2009 dividend payments from its Canadian operations and is using the net proceeds from its offering (see Note 4) to repay U.S. revolving facility advances.

(4)
Net proceeds from the Company's common share issuance, announced on February 12, 2009, and including the exercise of the underwriter's over-allotment option, are expected to net the Company approximately $88,600. Translating the net proceeds from the offering, at a foreign currency exchange rate of eighty cents U.S. for every Canadian dollar, results in a U.S. revolving facility repayment of U.S. $70,880. Had this offering been completed at December 31, 2008, the Company's Funded debt to EBITDA(A) ratio in the U.S. would have been 3.51 times.

  Risks and restrictions

        A portion of the Company's term loan, its two revolving credit facilities, and a portion of its IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on bankers' acceptances or LIBOR. The Company has hedged U.S. $262,000 of variable rate interest on its U.S. long-term debt facility. The balance of drawings on the U.S. long-term debt facility, U.S. $296,500, together with amounts drawn on the Company's Canadian revolving credit facility totaling $153,500, and amounts drawn on a portion of the IRBs, U.S. $59,000, are subject to interest rate risk. A 1.0% rise or fall in the variable interest rate results in a U.S. $2,965, $1,535, and U.S. $590, change in annualized interest expense incurred on the Company's U.S. long-term debt facility, Canadian revolving credit facility, and IRBs, respectively.

        The Company is obligated under the terms of its debentures, term loan, revolving credit facilities, and IRBs (collectively the "facilities") to repay the full principal amount of each at their respective maturities. A failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the relevant indebtedness. If repayment of the facilities were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay these facilities in full.

        The terms of the facilities contain restrictive covenants that limit the discretion of the Company's management with respect to certain business matters. These covenants place restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debentures and revolving credit facilities contain a number of financial covenants that require the Company to meet certain financial ratios and financial condition tests. A failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of the facilities were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay these facilities in full.

        At December 31, 2008, the Company is not in default of its long-term debt facility covenants.

        Management of the Company actively reviews its financing alternatives.

  Other

        In April, DBRS re-affirmed their rating of BBB low on the Fund's Canadian senior secured series A and B debentures. The rating was subsequently placed under review pending the results of the Company's conversion. In July, S&P re-affirmed their rating of BB on the Company's U.S. term loan and revolving credit facility and issued a rating of B+ on U.S. $45,000 of IRBs which were converted to fixed from a floating rate of interest. In

October, Moody's Investor Services re-affirmed their rating of B1 on the Company's U.S. term loan and revolving credit facility and changed its outlook to negative. The negative outlook is subject to adjustment, but requires either a covenant modification of the funded debt to EBITDA(A) reduction to 4.0 in March 2009 or a demonstrated reduction in current funded debt to EBITDA(A) levels.

Cash flows

	Year ended December 31
	2008	2007	$Change
Cash flows generated from (utilized in):
Operating activities	$229,921	$217,415	$12,506
Investing activities	$(211,216)	$(522,988)	$311,772
Financing activities	$(15,383)	$308,509	$(323,892)

  Operating activities

        Organic and acquisition growth is the primary reason for the increase in cash generated from operating activities. Cash generated from organic and acquisition growth was partially offset by higher borrowing costs, approximately $10,800. Higher borrowing costs were incurred principally to support organic and acquisition growth. The change in non-cash working items is due principally to a payment made to the original seller of the Seneca Meadows landfill, approximately U.S. $15,000, and higher prepaid expenses (see Financial Condition — Working capital deficit section of this MD&A) and lower dividends payable.

  Investing activities

        The decrease in cash utilized in investing activities is due in large part to acquisitions completed in the prior period. Acquisitions completed in prior year totaled approximately $366,200 and are approximately $305,900 higher than in 2008. Capital and landfill asset purchases represent the bulk of the resulting comparative period change (see Financial Condition — Capital assets and Landfill assets sections of this MD&A).

  Financing activities

        Financing the Winters Bros. acquisition in 2007 with proceeds from long-term debt facility advances is the primary reason for the comparative decline in cash generated from financing activities. Dividends and distributions paid to share, unit, and participating preferred shareholders are marginally higher for the year ended 2008 as a result of equity issued in 2007. The purchase of restricted shares for certain management also resulted in a higher comparative use of cash.

Seasonality

        Revenues are generally higher in spring, summer and autumn months due to higher collected and disposed of waste volumes. Higher collection and disposal revenues are partially offset by higher operating expenses to service and dispose of additional waste volumes.

Risks and Uncertainties

        The Company is subject to various risks and uncertainties which are summarized below. Additional details are contained in the Fund's 2007 Annual Information Form and Management Information Circular dated August 26, 2008 filed on SEDAR, which can be found at www.sedar.com.

  •
  renewal or maintenance of landfill operating permits

  •
  modifications to landfill operating permits

  •
  continued focus on growth through acquisition

  •
  continued management of business growth

  •
  loss of contracts through competitive bidding or early termination

  •
  reliance on third party disposal customers

  •
  geographic concentration of operations

  •
  customer concentration

  •
  weather and seasonality

  •
  union labour agreements

  •
  fuel surcharge cost pass through

  •
  reliance on key management executives

  •
  localized decision making

  •
  surety bonds, letters of credit and insurance

  •
  leverage, restrictive covenants, and capital requirements

  •
  uninsured and underinsured losses

  •
  legislation and governmental regulation

  •
  environmental regulation and litigation

  •
  environmental contamination

  •
  competition

  •
  governmental initiatives to reduce landfill disposal by encouraging alternatives

  •
  foreign exchange exposure

  •
  accounting estimates

  •
  internal control over financial reporting and disclosure control procedures

  •
  dividends or distributions are not guaranteed

  •
  income tax matters in Canada, including the taxation of income trusts, and the United States

  •
  distribution of securities on redemption or termination of the Company

  •
  shareholder liability

  •
  investment eligibility and foreign property

  •
  restrictions on certain shareholders and liquidity of shares

  •
  future exchanges of the non-controlling interests investment

Outlook
(all amounts are in thousands of Canadian dollars, unless otherwise stated)

Overview

        Management is committed to employing its improvement and market-focused strategies with the goal of continuously delivering value to its shareholders. Management's objective is continuous improvement, which equates to continuous revenue growth coupled with effective cost management. New market entry, existing market densification, and landfill development will be a continued focus of the Company as it looks for ways to expand its operations, increase customer density in strategic markets, and increase internalization. The Company's strengths remain founded in the following: consistent historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement expenditure requirements, and stable cash flows. Management remains committed to actively managing these strengths in the future.

Strategic acquisitions

        In the long-term, the Company remains committed to its review and pursuit of new market and strategic "tuck-in" acquisitions. Current disruptions in the financial markets have impacted the Company's valuation and its ability to fund significant acquisitions. Therefore, management expects that in the near-term, only accretive "tuck-in" acquisitions are likely to be completed.

Operations

        Significant landfill volumes have been received and may not continue at a similar rate.

        Management is active in various permit expansion efforts at certain landfills as permitted life is consumed. Additionally, management is actively reviewing alternatives to replace its Calgary landfill site and is also active in its efforts to expand the Lachenaie landfill. In April 2008, the Company received a one year extension which allows the Lachenaie landfill to continue operating while management continues to work on a longer-term expansion initiative. Development spending in respect of the Lachenaie expansion initiative is included in deferred costs on the consolidated balance sheet.

        Residential and other government contracts bids may require significant capital expenditures.

        Fuel and commodity surcharges, and environmental costs, including government imposed disposal charges, will continue to be passed through to the end customer, with a view to eliminating cost variability in the Company's operating results and cash flow. Management has entered into some fuel hedges and will continue to review its hedging alternatives for fuel in light of current market conditions and the resulting fuel price fluctuations. Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues and, all else equal, reduce the gross operating margin (defined as revenues less operating expenses divided by revenues).

        Effective November 1, 2008, the Company renewed its two Brooklyn transfer contracts with the City of New York. The contract terms are for three years with two one year renewal options, subject to the City's discretion.

Other

Taxation

        In conjunction with the Company's conversion from an income trust to a corporation, intercompany notes existing within the structure prior to conversion were effectively repaid or capitalized. Accordingly, intercompany interest expense borne by the Company's subsidiaries is, post conversion, no longer available to shelter income subject to tax. Once the Company utilizes the tax shelter available from carryforward losses, the Company's cash tax expense will increase.

Financing strategic growth

        One of management's principal longer-term objectives is to grow organically and through strategic acquisition. Growth through strategic acquisition is dependent on the Company's ability to access debt and equity in the capital markets. Any restrictions will affect the Company's growth through strategic acquisition.

Withholding taxes on foreign source income

        Withholding taxes on foreign source income are recorded as current income tax expense on the consolidated statement of operations and comprehensive income (loss). An increase in dividends paid, or the erosion of IESI's ability to return capital, will result in increasing withholding taxes from foreign source income received by the Company.

Optimization of tax losses and tax efficiency of structure

        Management periodically reviews its organizational structure to promote tax efficiency and optimize the use of tax losses within the structure. The Company expects to incur additional reorganization costs in this regard.

Amortization

        In accordance with the CICA accounting standard for business combinations (section 1581), the Company is required to apply the purchase method of accounting to all acquisitions. The purchase method of accounting requires the Company to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill. On acquisition, fair value adjustments typically increase the carrying amount of capital and landfill assets and typically results in the allocation of a portion of the purchase price to identified intangible assets. Accordingly, the Company's amortization of capital, landfill and intangible assets not only includes amortization of original cost but also includes the amortization of fair value adjustments recognized on acquisition. Even though the Company has grown organically, a significant portion of its growth has been through acquisitions. Therefore, fair value adjustments included in the Company's amortization expense are significant. The Company's most notable fair value adjustments arose from the formation of the Company's predecessor company, the Company's initial public offering, and the Company's acquisitions of; IESI, the Ridge landfill, and Winters Bros. Due to the inherent difficulty in isolating each fair value adjustment for every acquisition completed by the Company, the following selected amounts demonstrate the impact fair value adjustments have on the Company's amortization expense for the year ended December 31, 2008: fair value adjustments for landfill assets and recognized intangible assets on the Company's initial public offering accounted for approximately $21,300, or 11.9%, of the Company's 2008 amortization expense, and fair value adjustments for capital and landfill assets recognized on the Company's acquisition of IESI accounted for approximately $20,000, or 11.2%, of the Company's 2008 amortization expense. Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset. For landfill assets, this is the landfills permitted or deemed permitted useful life. As the Company continues to grow through acquisition, amortization expense will continue to increase. Increases will be partially offset by declines in fully amortized fair value adjustments.

Critical Accounting Estimates

Landfill closure and post-closure costs

        In the determination of landfill closure and post-closure costs the Company employs a variety assumptions, including but not limited to, the following: engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and governmental oversight and regulation.

        Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have material adverse or positive effect on the Company's financial condition and operating performance, all else equal. Material inputs tied to commodity prices, which may include fuel price or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering estimates. Both increases and decreases in cost estimates will be recognized over the period in which the landfill accepts waste. However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rates, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

        All else equal, a decline in either of the risk free rate or the Company's credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs at any given time, as cost estimates are estimated applying present value techniques. Inversely, an increase will result in lower recorded landfill closure and post-closure cost estimates at any given time. Fluctuations in either of these estimates could have a material adverse or positive effect on the Company's financial condition and operating performance.

        All else equal, a decrease or increase in the inflation rate assumption will result in lower or higher recorded landfill closure and post-closure costs at any given time. A change to the Company's inflation estimate could have a material adverse or positive effect on the Company's financial condition and operating performance.

        Landfill capacity estimates are estimated at least annually using survey information typically provided by independent engineers. An increase in capacity estimates, due to changes in the landfills operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs reported at any given time, but does affect the recognition of expense in subsequent periods. All else equal, accretion expense recorded to operating expenses will increase and thereby reduce EBITDA(A), with a corresponding decrease in landfill amortization expense. The inverse holds true for a decrease in capacity estimates. Changes in landfill capacity estimates could have a material adverse or positive effect on the Company's financial condition and operating performance.

        Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through governmental oversight and regulation could have a material adverse or positive effect on the Company's financial condition and operating performance. If the timing of expenditures becomes more near term, recorded landfill closure and post-closure cost estimates will increase. Changes to governmental oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction. A governmental change which renders the landfill's operating permit inactive will result in the Company accelerating the recognition of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

        Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation or its ability to operate as a going concern.

Landfill assets

        Similar to landfill closure and post-closure costs, the determination of amortization rates for landfill assets requires the Company to employ a variety assumptions, including but not limited to, the following: engineering estimates for materials and labour to construct landfill capacity, inflation, landfill capacity estimates, and governmental oversight and regulation.

        Changes to any of the foregoing estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design,deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental change that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive effect on the Company's financial condition and results of operations. Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets. Changes which decrease cost estimates or increase capacity estimates will have an inverse effect.

        Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit. These amounts are amortized over the period of time the landfill actively accepts waste. Any change to capacity estimates will impact the period over which these costs are amortized. A governmental change which renders the landfill's operating permit inactive will result in the Company recognizing an impairment charge on landfill assets, and this charge could be material.

        Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation or its ability to operate as a going concern.

Goodwill

        The Company tests goodwill for impairment at least annually or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The impairment test is a two step test. The first test requires the Company to compare the fair value of a reporting unit to its carrying amount. If the fair value exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. However, if the carrying amount of the reporting unit exceeds it fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. When the carrying amount of the reporting unit goodwill exceeds the fair value of goodwill, an impairment loss is recognized in an amount equal to the excess.

        The fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. To establish fair value, the Company may employ one or more valuation techniques including a market multiple based approach. Accordingly, if the Company's enterprise value declines due to share price erosion or the Company's EBITDA(A) declines as a result of a more pronounced and continuing recession, goodwill may be impaired and could have a material adverse effect on the Company's financial condition and operating performance.

        In light of various economic and financial conditions, the Company reviewed its requirements at December 31, 2008 to perform the goodwill test for impairment in advance of its next annual test in April 2009. The Company's requirements review concluded that conditions were not present to require the Company to re-perform its goodwill test for impairment for goodwill allocated to the Canadian and U.S. south segments. The Company did re-perform its goodwill impairment test for goodwill allocated to its U.S. northeast segment and concluded that goodwill is not currently impaired and accordingly, no write-down is required. The Company will continue to monitor both economic and financial conditions and re-perform its goodwill test for impairment as conditions warrant.

Income taxes

        Future income taxes are calculated using the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in tax rates on future income tax assets and liabilities is recorded to operations in the period in which the change occurs. Unutilized tax loss carryforwards that are not more likely than not to be realized are reduced by a valuation allowance in the determination of future income tax assets.

        Significant changes to substantively enacted tax rates or laws, or estimates of timing difference reversal, could result in a material adverse or positive effect on the Company's financial condition and operating performance. In addition, changes in regulation or insufficient taxable income could impact the Company's ability to utilize its tax loss carryfowards which could have a significant impact on future income taxes.

Accrued accident claims reserve

        The Company is self-insured for certain general liability, auto liability, and workers' compensation claims. For claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of U.S. $250 and U.S. $500, depending on the policy period in which the claim occurred. The Company uses independent actuarial reports as a basis for developing reported claims and estimating claims incurred but not reported.

        Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on the Company's financial condition and operating performance.

Other

        Other estimates include, but are not limited to, the following: estimates of the Company's allowance for doubtful accounts receivable; deferred cost recoverability assumptions; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; and estimates used in the development of employee future benefit plan amounts, including but not limited to discount rates, expected long-term rates of return on plan assets, rates of compensation increases and the average remaining service period for active employees.

New Accounting Policies Adopted

Financial instruments

        Effective January 1, 2008, the Company adopted CICA accounting standards, Financial Instruments — Disclosures (section 3862), Financial Instruments — Presentation (section 3863), and Capital Disclosures (section 1535), which collectively required additional disclosures pertaining to the significance, risk, and management of financial instruments, and capital disclosures as they relate to the Company's objectives, policies, and process for managing capital.

New Accounting Policies Requiring Adoption

Goodwill and intangible assets

        CICA accounting standard, Goodwill and Intangibles (section 3064), replaces Goodwill and Other Intangibles (section 3062) and Research and Development Costs (section 3450). CICA 3064 establish standards for the recognition, measurement, presentation and disclosure of internally generated goodwill and intangible assets. This section applies to annual and interim financial statements for fiscal years beginning on or after October 1, 2008, with early adoption permitted. The Company is currently reviewing the impact adopting this section will have on its consolidated financial statements.

Business combinations

        CICA accounting standard, Business Combinations (section 1582), replaces Business Combinations (section 1581). CICA 1582 improves the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. This section outlines a variety of changes, including, but not limited to the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and acquisition and related costs as expenses of the period. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its consolidated financial statements.

Consolidated financial statements

        CICA accounting standard, Consolidated Financial Statements (section 1601), in combination with CICA 1602, replaces Consolidated Financial Statements (section 1600). CICA 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its consolidated financial statements.

Non-controlling interests

        CICA accounting standard Non-Controlling Interests (section 1602), in combination with Consolidated Financial Statements (section 1601), replaces Consolidated Financial Statements (section 1600). CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its consolidated financial statements.

International Financial Reporting Standards ("IFRS")

        On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company intends to apply for a listing on the New York Stock Exchange. The Company expects to report its consolidated financial results in U.S. GAAP commencing in 2009. Accordingly, the

Company expects to transition to IFRS in accordance with the timing set forth by the U.S. Securities and Exchange Commission.

Financial Information Controls and Procedures

        The Vice Chairman and Chief Executive Officer and the Chief Financial Officer of the Company, together with various levels of management, have evaluated the design and operating effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting at December 31, 2008 and are collectively satisfied that the Company's disclosure controls and procedures were adequate and effective to ensure significant information relating to the Company is disclosed in accordance with regulatory requirements and the Company's internal control over financial reporting were adequate and effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

        For the year ended December 31, 2008, there have been no changes to the Company's internal control over financial reporting that had, or is reasonably likely to have, a material affect on its internal controls over financial reporting.

Definitions of EBITDA and free cash flow

(A)
All references to "EBITDA" in this MD&A are to "income before the following" on the consolidated statement of operations and comprehensive income (loss). "Income before the following" excludes some or all of the following: "amortization, interest on long-term debt, financing costs, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, write-off of deferred financing costs, conversion costs, other expenses, income taxes, and non-controlling interest". EBITDA is a term used by the Company that does not have a standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and is therefore unlikely to be comparable to similar measures used by other issuers. EBITDA is a measure of the Company's operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by management as either non-cash (in the case of amortization, certain financing costs, write-off of deferred financing costs, net gain or loss on financial instruments, net foreign exchange gain or loss, and future income taxes) or non-operating (in the case of interest on long-term debt, net gain or loss on sale of capital and landfill assets, certain financing costs, conversion costs, other expenses, current income taxes, and non-controlling interest). EBITDA is a useful financial and operating metric for management, the Company's Board of Directors, and its lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for exclusion of each item are as follows:

  Amortization — as a non-cash item amortization has no impact on the determination of free cash flow [nc_nb](B).

  Interest on long-term debt — interest on long-term debt is a function of the Company's debt/equity mix and interest rates; as such, it reflects the treasury/financing activities of the Company and represents a different class of expense than those included in EBITDA.

  Financing costs — financing costs are a function of the Company's treasury/financing activities and represents a different class of expense than those included in EBITDA.

  Net gain or loss on sale of capital and landfill assets — proceeds from sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay the Company's revolving credit facility.

  Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

  Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

  Write-off of deferred financing costs — as a non-cash item, the write-off of deferred financing costs has no impact on the determination of free cash flow(B).

  Conversion costs — Conversion costs represent professional fees incurred on the Company's conversion from an income trust to a corporation. Conversion costs represent a different class of expense than those included in EBITDA.

  Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by the Company. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in EBITDA.

  Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from the daily operations of the Company.

  Non-controlling interest — non-controlling interest represents a direct non-controlling equity interest in IESI through PPS holdings. Accordingly, non-controlling interest represents a different class of expense than those included in EBITDA.

  EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between EBITDA and net income (loss) are detailed in the consolidated statement of operations and comprehensive income (loss) beginning with "income before the following" and ending with "net income (loss)".

(B)
The Company has adopted a measurement called "free cash flow" to supplement net income (loss) as a measure of operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by GAAP, is prepared before dividends declared, and is therefore unlikely to be comparable to similar measures used by other issuers. The objective of presenting this non-GAAP measure is to align the Company's disclosure with disclosures presented by other U.S. based companies in the waste industry, to assess the Company's primary sources and uses of cash flow, and to assess the Company's ability to sustain its dividend. All references to "free cash flow" in this MD&A have the meaning set out in this note.

QuickLinks

  Exhibit 4.4